 1-A/A LIVE 0001646036 XXXXXXXX 024-10522 false false false United Group Fund, Inc DE 2015 0001646036 6798 47-4209125 1 0 18622 ROCOSO PL TARZANA CA 91356 408-858-5748 Jillian Sidoti, Esq. Other 5000.00 15000.00 15000.00 0.00 21500.00 633.00 0.00 633.00 20867.00 21500.00 0.00 1633.00 0.00 -1633.00 0.00 0.00 Artesian CPA, LLC 0 Preferred Stock 2250000 None None 0 true true false Tier2 Audited Equity (common or preferred stock) Y N N Y N N 25000000 0 1.00 25000000.00 0.00 0.00 0.00 25000000.00 Artesian CPA, LLC 2500.00 Trowbridge Taylor Sidoti 35000.00 Cherif Medawar 0.00 25000000.00 true false AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY A0 A1 A2 A3 A4 A5 A6 A7 A8 A9 B0 Z4 false United Group Fund, Inc. Preferred Stock 2250000 0 $22,500 at $0.01 per share These shares of our preferred stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering.